FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

November 05, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  1-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Wimm-Bill-Dann Foods OJSC announces the decisions made by its Board of Directors, held on October 28, 2009:

1. The Board of Directors approved the issuance of the interest bearing non-convertible exchange bonds with mandatory centralised custody, redeemable on the 1092nd day starting from the day of the beginning of bonds placement, series BO-01 (amount of bonds 3 000 000 bonds, with nominal par value 1000 RUR per each bond), BO-02 (amount of bonds 3 000 000 bonds, with nominal par value 1000 RUR per each bond), BO-03 (amount of bonds 3 000 000 bonds, with nominal par value 1000 RUR per each bond), BO-04 (amount of bonds 3 000 000 bonds, with nominal par value 1000 RUR per each bond), BO-05 (amount of bonds 3 000 000 bonds, with nominal par value 1000 RUR per each bond), BO-06 (amount of bonds 5 000 000 bonds, with nominal par value 1000 RUR per each bond), BO-07 (amount of bonds 5 000 000 bonds, with nominal par value 1000 RUR per each bond), BO-08 (amount of bonds 5 000 000 bonds, with nominal par value 1000 RUR per each bond) with possibility of early redemption on demand of the holders and consent of the issuer.

The placement of the approved issues could be made in eight tranches. The placement of each of these tranches will depend on market conditions and financial needs of the Company, and is at its sole discretion, giving the Company an opportunity to raise up to 30 billion RUR.

2. Board of Directors approved, according to the proposal of CEO, the early resignation of WBD Food’s Management Board member Natalya Turkulets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Roman V. Bolotovskiy
	Name:	Roman V. Bolotovskiy
	Title:	Attorney-in-fact, CLO
Wimm-Bill-Dann Foods OJSC

Date: Novmber 05, 2009